Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition

	As of December 31, 2023
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 25,091,878
Accounts and other receivables	3,129,378
Intercompany receivable from Parent and Subsidiaries	2,782,631
Right of use asset	182,782
Prepaid expenses	147,774
Total current assets	31,334,443
GOODWILL	78,767,198
DEFERRED INCOME TAX ASSET	1,032,106
RIGHT OF USE ASSET	366,668
OTHER INTANGIBLE ASSETS, net	43,214,665
TOTAL ASSETS	$ 154,715,080
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 5,260,011
Contingent earnout consideration payable	1,419,826
Current income tax payable	2,011,529
Operating lease liability	183,204
Intercompany payable to Parent and Subsidiaries	5,414,700
Total current liabilities	14,289,270
OPERATING LEASE LIABILITY	381,024
CONTINGENT EARNOUT CONSIDERATION PAYABLE	3,149,344
OTHER LIABILITIES, net	168,413
TOTAL LIABILITIES	17,988,051
SHAREHOLDER'S EQUITY:	
Common shares, no par value; 1,000 shares authorized;	
Additional paid-in capital	112,132,950
Accumulated income	24,594,079
TOTAL SHAREHOLDER'S EQUITY	136,727,029
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 154,715,080

The accompanying notes are an integral part of these financial statements.